Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: NIPPONKOA Insurance Co., Ltd.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

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October 30, 2009

To Whom It May Concern

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO
(Code Number: 8754)
Contact:	Hirohisa Kurumida, Group Leader, Legal Affair Group, Administration Department
Telephone: +813-3593-5413
Manabu Ishikawa, Public Relations Manager, Public Relations Department
Telephone: +813-3593-5386

Our View to a Shareholder Proposal

As announced on October 23, 2009, NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) has been notified by a group of six of our shareholders of their proposal to be presented at an extraordinary shareholders’ meeting scheduled to be held in December 2009. In this connection, we hereby announce that we, at a meeting of the board of directors held on October 30, 2009, have decided to oppose the shareholder proposal.

1. View of the Board of Directors of NIPPONKOA to the Shareholder Proposal

The board of directors of NIPPONKOA opposes the shareholder proposal described in “2.” below for the following reasons:

Each of Makoto Hyodo, Masaya Futamiya, Yuichi Yamaguchi and Kazuo Hashimoto – our directors – has a fine personality with deep insight and has faithfully performed his duty as a member of the board of NIPPONKOA while complying with applicable laws and regulations and the articles of incorporation, and, furthermore, has made significant contributions to our business operations by endeavoring to facilitate the growth of NPPONKOA and reinforce its business foundation., taking into account the circumstances of NIPPONKOA.

Therefore, we think there is no reason to cause resignation of any of the above individuals.

2. Details of Shareholder Proposal (For reference)

(1) Agenda: Dismissal of four directors: Makoto Hyodo, Masaya Futamiya, Yuichi Yamaguchi and Kazuo Hashimoto.

(2) Outline of Proposal

In the event that the company proposal concerning the business integration with SOMPO JAPAN INSURANCE INC. is voted down, to demand that the four directors (Makoto Hyodo, Masaya Futamiya, Yuichi Yamaguchi and Kazuo Hashimoto), who have led and promoted the business integration plan, take management responsibility and to demand their dismissal as directors.

END.

This document is designed to publish to the general public our board of directors’ view to a shareholder proposal and is not, nor should it be construed as being, a solicitation of authorization by our shareholders for NIPPONKOA or any third party to exercise by proxy such shareholders’ votes regarding our proposed agenda to be voted on at our extraordinary shareholders’ meeting.

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been or may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. Such documents may also be obtained free of charge by directing a request to:

NIPPONKOA Insurance Co., Ltd.

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965, Japan

Investor Relations,

Corporate Planning Department

Yoko Hirao

Telephone: 81-3-3593-5418

Email: yoko.hirao@nipponkoa.co.jp